UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025.

Commission File Number 001-41670

Apollomics Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Change of Auditor

On October 13, 2025, the audit committee of the Board of Directors (the “Audit Committee”) of Apollomics Inc. (the “Company”) dismissed Grant Thornton LLP (“Grant Thornton”) as the Company’s independent registered public accounting firm, and then approved Marcum Asia CPAs LLP (“Marcum”) as Grant Thornton’s replacement. Both actions were effective immediately.

Grant Thornton’s reports on the financial statements of the Company for the financial years ended December 31, 2023 and 2024, did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the financial years ended December 31, 2023 and 2024, and through October 13, 2025, Grant Thornton and the Company did not have any disagreements on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, had such disagreements or matters not been resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

There were no reportable events (as that term is described in Item 16F of Form 20-F) during the two financial years ended December 31, 2023 and 2024, through October 13, 2025, except for a material weakness in the Company’s internal control over financial reporting as of December 31, 2023, initially reported in Part II, Item 15 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was remediated in during 2024.

The Company provided Grant Thornton with a copy of the forgoing disclosure and requested that Grant Thornton furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Grant Thornton agrees with the above statements and, if not, stating the respects in which Grant Thornton does not agree. A copy of Grant Thornton’s letter, dated October 13, 2025, is filed as Exhibit 16.1 to this Form 6-K.

During the Company’s two most recent financial years, and through October 13, 2025, neither the Company nor anyone acting on the Company’s behalf consulted Marcum with respect to any matters or reportable events set forth in Item 16F of Form 20-F.

Nasdaq Hearing Cancellation and Continued Listing

On October 14, 2025, the Company received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Listing Qualifications Staff (the “Staff”) of Nasdaq had determined that the Company is in compliance with Nasdaq’s continued listing requirements. Accordingly, Nasdaq has cancelled its appeal hearing and the Company’s securities will remain listed and continue to trade on The Nasdaq Stock Market. The Company issued a press release concerning its receipt of such letter on October 15, 2025 and has filed such press release as Exhibit 99.1 to this Form 6-K.

Cautionary Statement Regarding Forward-Looking Statements

This Form 6-K includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this Form 6-K, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib, future proceedings with respect to the Cayman Litigation, or the appeal of, response to, or outcome of the Nasdaq delisting notification, are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2024, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Exhibits

16.1	Concurrence Letter Issued by Grant Thornton LLP

99.1	Press release dated October 15, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.
(Registrant)
Date October 15 2025
(Signature)*

/s/ Peter Lin, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (07-22)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.